December 14, 2006

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IGIA, Inc. Registration Statement on Form SB-2 Filed October 5, 2006 File No. 333-137832

Dear Mr. Owings:

This firm represents IGIA, Inc. (the “Company”) in the above-referenced matter. Enclosed for is the Company’s amended Form SB-2 for filing. Below, please find our responses to your November 1, 2006 comment letter:

General

1.
We note that in addition to the shares of common stock you are registering related to the July 2006 financing, you engaged in two other financing transactions of similar securities with the same purchasers during 2006. In the event that you intend to register the securities related to those two financing transactions, please be advised that we may require you to register most or all of those securities as a primary offering of securities.

Response

The Company understands that in the event it wishes to file a registration statement with respect to the other two financing transactions conducted with the same purchasers during 2006 the Staff may require the Company to register most or all of those securities as a primary offering of securities.

July 2006 Financing, page 6

2.
We note your response to comment 6 in our letter dated November 1, 2006. Please advise us of the date on which you received the remaining $410,066.20 proceeds from the $500,000 in callable secured convertible notes from the July 2006 financing. Also, please file all schedules and exhibits to the Escrow Agreement.

Response

In accordance with the Staff’s request, we have refiled the Escrow Agreement with all schedules but have not included two exhibits which set forth bank account information for the wiring of funds. Furthermore, with respect to the proceeds received by the Company, in addition to the $89,933.79 initially disbursed an additional $15,066.21 was disbursed to pay expenses on behalf of the Company. Notwithstanding the information set forth in the schedules to the Escrow Agreement, the remaining $395,000 was disbursed as follows: (a) $100,000 was disbursed to, or on behalf of, the Company on August 10, 2006; (b) $100,000 was disbursed to, or on behalf of, the Company on September 11, 2006; (c) $100,000 was disbursed to, or on behalf of, the Company on September 26, 2006; and (d) $95,000 was disbursed to, or on behalf of, the Company on October 13, 2006.

Description of Securities to Be Registered, page 40

3.	We note the statement that the outstanding shares are validly issued, fully paid and nonassessable. Please attribute this statement to counsel or delete it.

Response

In accordance with the Staff’s comments we have deleted the statement that the outstanding shares are validly issued, fully paid and nonassessable.

Selling Stockholders, page 43

4.
Please refer to comment 2 in our letter dated November 1, 2006. As requested previously, please revise the disclosure in your Selling Stockholders table to briefly describe the transactions relating to the shares you are registering.

Response

We have revised the disclosure in the Selling Stockholders table to briefly describe the transactions relating to the shares being registered by the Company.

5.
We note that the shares included in the table total more than the 60,000,000 you have indicated that you are registering. Please revise so the numbers included agree with the 60,000,000 total disclosed elsewhere in the registration statement.

Response

The number of shares in the table has been revised to reflect the 60,000,000 shares being registered.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Yoel Goldfeder
Yoel Goldfeder